December 20, 2024

Chen Chen

Kathleen Collins

Uwem Bassey

Matthew Derby

Division of Corporation Finance Office of Technology

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sandisk Corporation –

Draft Registration Statement on Form 10-12B

CIK No. 0002023554

Dear Ms. Chen:

We are in receipt of the written comments of the staff of the Securities and Exchange Commission (the “SEC”), provided to us on December 9, 2024, regarding Amendment No. 3 to the Draft Registration Statement on Form 10 (the “Registration Statement”) of Sandisk Corporation (the “Company”) that was submitted to the SEC on November 25, 2024.

We have considered your comments and have made the responses and changes to the Registration Statement discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response.

Changes to disclosure referenced below are reflected in the Company’s revised draft Registration Statement being filed today via EDGAR. We have included page references where revised disclosure addressing a particular comment may be found.

Capitalized terms not otherwise defined in this response letter have the meaning given to them in the revised draft Registration Statement.

Comments

Note 1. Spin-off Adjustments, page 87

1.

Please describe further the cash retention bonuses that will be paid in connection with the separation from WDC and revise the disclosures elsewhere in the filing to include a discussion of this bonus plan.

We acknowledge the Staff’s comment and would like to respectfully clarify the nature of adjustment (J) and modify our disclosure. This $39 million amount will be paid to certain Spinco employees in connection with the separation from WDC. We have added further disclosure in the “Employee Matters Agreement” section under the “Material Agreements with WDC” section on page 189 in bold noted below.

The employee matters agreement also contemplates cash transaction bonus payments in an aggregate amount of $39 million that will be payable in connection with the spin-off to certain Spinco employees in positions of vice president and above, which cash payments for each eligible individual will be based on a number of months’ base salary, ranging from 12 months for vice president and equivalent titles to 24 months for executive vice presidents and Section 16 officers. The transaction bonus payments will generally be subject to repayment terms for 12 months following the separation in the event of specified termination events.

We also added disclosure of the transaction bonus that we intend to grant Mr. Goeckeler in his role as a named executive officer of Spinco under Section 4 of the Compensation Discussion and Analysis – FISCAL 2025 DECISIONS – Spin-Off Related Cash Transaction Bonus on page 157 in bold noted below:

Spin-Off Related Cash Transaction Bonus

As discussed in more detail under “Material Agreements with WDC—Employee Matters Agreement,” WDC intends to grant Mr. Goeckeler a cash transaction bonus in connection with the spin-off, which will be payable in an amount equal to 24 months of his monthly base salary. The transaction bonus payment will be subject to repayment terms for 12 months following the separation in the event of specified termination events.

Additionally, we have updated adjustment (J) and added reference to the section containing the summary of the employee matters agreement which is shown in bold below.

J.

Reflects cash transaction bonus expenses of $39 million to be paid to certain Spinco employees in connection with the separation from WDC. See “Material Agreements with WDC—Employee Matters Agreement” for additional details of these cash transaction bonus payments.

Note 2. Autonomous Entity Adjustments, page 89

2.

For each expense category impacted by pro forma adjustment N, please revise to include a breakdown of (a) the additional compensation and benefits associated with the WDC employees who will be transferred to Spinco in excess of amounts allocated to Spinco in the combined statement of operations and (b) the compensation expense associated with employees of Spinco who will be retained by WDC that was netted from this adjustment. In your response, explain why the pro forma adjustments to cost of revenue and research and development expense total an expense credit of $18 million when the adjustment for fiscal 2024 was net of $12 million. In addition, tell us whether this adjustment includes any amounts related to Mr. Lomelin’s Offer Letter and if not, explain why.

We acknowledge the Staff’s comment and would like to respectfully clarify that pro forma adjustment (N) to cost of revenue and research and development expense for the fiscal year ended June 28, 2024 included two components: (i) an adjustment for the shortfall (excess) of historical cost allocations relative to costs of WDC employees transferring to Spinco, and (ii), an adjustment to remove compensation and benefits for certain employees of Spinco who will be retained by WDC upon effectiveness of the spin-off. The adjustment for component (i) results in a reduction to both cost of revenue and research and development costs on a pro forma basis for the fiscal year ended June 28, 2024 as historical allocations exceeded the actual cost of transferring employees and the adjustment for component (ii) also results in a reduction of compensation and benefits expense on a pro forma basis.

Additionally, in response to the Staff’s comment we would like to clarify that pro forma adjustment (N) did not previously include an adjustment for amounts related to Mr. Lomelin’s Offer Letter. In consideration of the Staff’s comment, we have revised our pro forma adjustment (N) to both revise and clarify the components of this adjustment as follows:

Reflects adjustment in the unaudited pro forma condensed combined statement of operations to include the shortfall (excess) of historical compensation and benefits cost allocations compared to the actual cost of certain WDC employees transferring to Spinco by WDC upon effectiveness of the spin-off. This adjustment also reflects the incremental compensation and benefits expense associated with certain Spinco executives hired after the reporting date, which is partially offset by reduction of expense for the compensation and benefits associated with certain employees of Spinco who will be retained by WDC upon effectiveness of the spin-off. Additionally, an adjustment has been reflected to include or exclude, as appropriate, associated employee-related liabilities within the unaudited pro forma condensed combined balance sheet.

The following represents the adjustments to compensation and benefits expenses included in operating income (loss) for the three months ended September 27, 2024:

(in millions)	Spinco transfers to WDC	Shortfall (excess) of historical cost allocations relative to costs of WDC employees transferring to Spinco	Compensation for Spinco executives hired after reporting date	Total pro forma adjustment to operating income (loss)
Cost of revenue	$(1)	$—	$—	$(1)
Research and development	(1)	1	—	—
Selling, general and administrative	—	3	4	7

	$(2)	$4	$4	$6

The following represents the adjustments to compensation and benefits expenses included in operating income (loss) for the year ended June 28, 2024:

(in millions)	Spinco transfers to WDC	Shortfall (excess) of historical cost allocations relative to costs of WDC employees transferring to Spinco	Compensation for Spinco executives hired after reporting date	Total pro forma adjustment to operating income (loss)
Cost of revenue	$(4)	$(5)	$—	$(9)
Research and development	(6)	(3)	—	(9)
Selling, general and administrative	(2)	9	22	29

	$(12)	$1	$22	$11

Note 2. Autonomous Entity Adjustments, page 89

3.

We note pro forma adjustment C reflects certain assets and liabilities that are to be transferred and leases that will be novated to Spinco, and pro forma adjustment D reflects various assets and liabilities that are expected to be retained by WDC. For both of these adjustments you state that the difference between allocated costs included in your historical combined statements of operations and costs you expect to incur as a stand-alone company are reflected in pro forma adjustment R. Pro forma adjustment P also refers to amounts related to lease arrangements included in pro forma adjustment R. Please revise pro forma adjustment R to separately reflect the adjustments applicable to pro forma adjustments C, D and P.

We acknowledge the Staff’s comment and have revised our pro forma adjustment (R) to breakdown these costs in tabular format for the periods presented with references to adjustments (C), (D), and (P) as follows:

This adjustment represents the difference between the historically allocated facilities expenses incurred by Spinco and the future expected costs based upon the facilities transferred to or from Spinco and contracts entered into by Spinco in connection with the spin-off.

The following represents the adjustments to facilities expenses included in operating income (loss) for the three months ended September 27, 2024:

	Owned Facilities			Leases and Sub-leases
(in millions)	WDC transfers to Spinco (Note C)	Spinco transfers to WDC (Note D)	WDC transfers to Spinco (Note C)	Spinco transfers to WDC (Note D)	New Spinco leases (Note P)	Total pro forma adjustment to operating income (loss)
Cost of revenue	$2	$(4)	$1	$(1)	$1	$(1)
Research and development	—	(1)	2	(2)	3	2
Selling, general and administrative	—	—	1	(1)	1	1

	$2	$(5)	$4	$(4)	$5	$2

The following represents the adjustments to facilities expenses included in operating income (loss) for the year ended June 28, 2024:

	Owned Facilities		Leases and Sub-leases
(in millions)	WDC transfers to Spinco (Note C)	Spinco transfers to WDC (Note D)	WDC transfers to Spinco (Note C)	Spinco transfers to WDC (Note D)	New Spinco leases (Note P)	Total pro forma adjustment to operating income (loss)
Cost of revenue	$4	$(16)	$1	$(2)	$3	$(10)
Research and development	1	(4)	8	(18)	11	(2)
Selling, general and administrative	—	(1)	4	(8)	6	1

	$5	$(21)	$13	$(28)	$20	$(11)

Non-GAAP Financial Measures and Use of Certain Terms, page 110

4.

We note your response to prior comment 5. Please revise to include a breakdown here of the employee termination, asset impairment and other adjustment line item or provide a cross reference to the footnote disclosures where such information is provided. Similar revisions should be made to your disclosures on page 18.

We acknowledge the Staff’s comment related to adjustment 5 from our prior response and have revised our disclosures on pages 19, 112 and 114 to include reference to Note 13 to our audited Combined Financial Statements and unaudited Condensed Combined Financial Statements.

We have added the language in bold to page 19.

Represents employee terminations and/or restructuring of operations in order to realign Spinco’s operations with anticipated market demand or to achieve cost synergies from the integration of acquisitions, and charges from the impairment of intangible assets and other long-lived assets. In addition, Spinco records credits related periods and has taken actions to reduce the amount of capital invested in facilities, including the sale- leaseback of facilities. For additional breakdown of these amounts, see Note 13, “Employee Termination, Asset Impairment and Other,” in the Notes to audited Combined Financial Statements for the annual periods and Note 13, “Employee Termination, Asset Impairment and Other,” in the Notes to unaudited Condensed Combined Financial Statements for the interim periods. These charges or credits are inconsistent in amount and frequency, and Spinco believes they are not indicative of the underlying performance of its business.

We have added the language in bold to page 112-113.

Represents employee terminations and/or restructuring of operations in order to realign Spinco’s operations with anticipated market demand or to achieve cost synergies from the integration of acquisitions, and charges from the impairment of intangible assets and other long-lived assets. In addition, Spinco records credits related to gains upon sale of property due to restructuring or reversals of charges recorded in prior periods and has taken actions to reduce the amount of capital invested in facilities, including the sale- leaseback of facilities. For additional breakdown of these amounts, see Note 13, “Employee Termination, Asset Impairment and Other,” in the Notes to unaudited Condensed Combined Financial Statements. These charges or credits are inconsistent in amount and frequency, and Spinco believes they are not indicative of the underlying performance of its business..

We have added the language in bold to page 114.

Represents employee terminations and/or restructuring of operations in order to realign Spinco’s operations with anticipated market demand or to achieve cost synergies from the integration of acquisitions, and charges from the impairment of intangible assets and other long-lived assets. In addition, Spinco records credits related to gains upon sale of property due to restructuring or reversals of charges recorded in prior periods and has taken actions to reduce the amount of capital invested in facilities, including the sale- leaseback of facilities. For additional breakdown of these amounts, see Note 13, “Employee Termination, Asset Impairment and Other,” in the Notes to Audited Combined Financial Statements. These charges or credits are inconsistent in amount and frequency, and Spinco believes they are not indicative of the underlying performance of its business.

Please telephone me at (949) 672-7335 with any questions or comments you may have.

Sincerely,

/s/ Brandi Steege

cc:	Sandisk Corporation

Thomas Ivey

Christopher Bors